Austen M. Heim Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9207 Tel (213) 486-9034 Fax thecapitalgroup.com

March 21, 2019

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	American Funds Multi-Sector Income Fund (File Nos. 333-228995 and 811-23409)
Acceleration Request Pursuant to Rule 461

Dear Mr. Cowan:

On behalf of American Funds Multi-Sector Income Fund (the “Fund”), we have filed Form N-1A/A, Pre-Effective Amendment No. 1 to the Fund’s Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 1 to the Fund’s Registration Statement under the Investment Company Act of 1940, as amended.

I understand that you have no further questions or comments to the Fund’s Registration Statement. Accordingly, pursuant to Rule 461 under the Securities Act and on behalf of the Fund and the Fund’s principal underwriter, American Funds Distributors, Inc., we respectfully request that the effectiveness of the Fund’s Registration Statement be accelerated to Friday, March 22, 2019.

Thank you in advance for your consideration of this request. If you should have any questions, please call Austen M. Heim, Counsel, at (213) 486-9207.

Sincerely,

/s/ Steven I. Koszalka

Steven I. Koszalka

American Funds Multi-Sector Income Fund

Secretary

/s/ Timothy W. McHale

Timothy W. McHale

American Funds Distributors, Inc.

Secretary